FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English versionof a news release issued in Germany by HSBC Trinkaus & Burkhardt, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

11 May 2011

HSBC TRINKAUS & BURKHARDT AG
FIRST QUARTER 2011 RESULTS

·	Operating profit grew by 12.4% to €60.0m (Q1 2010: €53.4m)
·	Pre-tax profit 14.7% higher at €63.1m (Q1 2010: €55.0m)
·	Net fee income increased by 9.6% to €95.5m (Q1 2010: €87.1m)
·	Net interest income up 6.7% to €33.3m (Q1 2010: €31.2m)
·	Net trading income grew by 6.6% to €43.9m (Q1 2010: €41.2m)

Overview
HSBC Trinkaus reported good profit growth in the first quarter of 2011. Operating profit grew by 12.4% to €60.0m (Q1 2010: €53.4m) and pre-tax profit increased by 14.7% to €63.1m (Q1 2010: €55.0m).

The bank's performance is based on the continued success of its business model, which focuses on three target groups - high net worth individuals, corporate clients and institutional clients. This is supported by risk-aware trading operations and the bank's ability to react quickly to market changes. In addition HSBC Trinkaus, as an integral part of the HSBC Group, continues to benefit from its capital strength and global network. HSBC Trinkaus' results are testimony to the success of its growth strategy, aimed at significantly increasing its market share across all operating divisions. With its 'AA' long-term issuer default rating confirmed in April 2011, HSBC Trinkaus continues to have the best Fitch rating of all the German private banks.

Financial Commentary
Net interest income was up 6.7% to €33.3m (Q1 2010: €31.2m), mainly as a result of increased lending volumes.

Net loan impairment and other credit risk provisions recorded a net €5.5m release (Q1 2010: €0.7m). The bank was able, in the economic recovery, to release certain individually assessed impairment provisions. HSBC Trinkaus continues to manage its credit portfolio in a conservative manner.

Net fee income rose by 9.6% to €95.5m (Q1 2010: €87.1m), largely due to strong results from the foreign exchange and derivatives businesses. The increase in the number of referrals from within the HSBC Group had a positive impact on fee income. Higher transaction volumes were the key driver in the increase in securities fee-based business.

Net trading income increased by 6.6% to €43.9m (Q1 2010: €41.2m). This was mainly due to the fixed income and interest rate derivatives businesses, with strong contributions due to the issuing and trading of retail products in equities and equity index-linked derivatives, the main source of net trading income. The strength of the bank's risk management was particularly evident in equity derivatives trading where the bank performed well in an environment made more volatile by the impact of the earthquake in Japan.

Net other income at €3.5m was in line with the prior year (Q1 2010: €3.9m).

Administrative expenses of €122.1m were 8.6% higher than the same period in 2010 (Q1 2010: €112.4m). This reflected increased headcount, which exceeded 2,500 for the first time, as the bank continued to invest as it implemented its growth strategy. At 68.0% the cost efficiency ratio remained within the bank's target range of 65% to 70%.

Income from financial assets rose slightly to €3.4m (Q1 2010: €3.2m). The small write-down of financial assets in 2010 was not repeated in the first quarter of 2011.

Total assets increased by 8.5% to €20.2bn (31 December 2010: €18.6bn). Customer deposits grew to €11.1bn (31 December 2010: €10.1bn) and continue to be the bank's main source of financing, accounting for around half of the balance sheet. This demonstrates a clear commitment to the bank by its clients. Following the bank's growth strategy, the increase in loans and advances to customers was most concentrated on corporate clients in the upper MME segment. HSBC Trinkaus continues to have excellent liquidity and a strong capital ratio of 16.9%, slightly lower than the 17.2% at the end of 2010. The bank's tier 1 ratio is 12.8% and includes no hybrid capital components (31 December 2010: 13.0%).

Customer Groups
All segments improved on the prior period results. The Private Banking business reported a strong increase in revenues in the securities business as well as major revenue growth in the asset management business and benefited from further inflows of funds. The Institutional Clients segment increased its revenues significantly in the key business areas of asset management, fixed income and equities. The Corporate Banking business benefited from stronger revenues in the asset management and foreign exchange business as well as from additional interest income from the expanded lending business. Successful trading in equity derivatives and equities, combined with highly profitable Treasury activities, resulted in Global Markets recording improved results compared with the same period in 2010.

Outlook
HSBC Trinkaus is in a strong position to continue its strategic growth in the years ahead. The proceeds raised from the rights issue in summer 2010 continue to support the bank's growth strategy, which focuses on significantly expanding its business with corporate clients in the upper MME segment. With an extended service and product offering, the bank seeks to position itself as one of the three leading banks in Germany for internationally oriented corporate clients. In Private Banking, HSBC Trinkaus aims to further improve its position as one of the most important providers of services for high net worth private clients. In the Institutional Clients' business, the bank will further expand the range of its products and services, in close cooperation with the HSBC Group. HSBC Trinkaus will continue to invest in selectively increasing headcount to service its target customers. The bank's philosophy continues to be to grow with its customers in a risk-aware and controlled manner.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:
1. HSBC Trinkaus & Burkhardt
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,504 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €20.2bn and €116.7bn in funds under management and administration, the bank is the highest rated private commercial bank in Germany with a 'AA' Fitch Rating unchanged since December 2007. The bank's central target groups are high net worth private clients, corporate clients and institutional clients (all figures as at 31 March 2011).

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 May 2011